BEIJING	1999 Avenue of the Stars, 7th Floor	SAN FRANCISCO
BRUSSELS	Los Angeles, California 90067-6035	SHANGHAI
HONG KONG		SILICON VALLEY
LONDON	TELEPHONE (310) 553-6700	SINGAPORE
LOS ANGELES	FACSIMILE (310) 246-6779	TOKYO
NEWPORT BEACH	www.omm.com	WASHINGTON, D.C.
NEW YORK

OUR FILE NUMBER 171298-17

WRITER’S DIRECT DIAL (310) 246-6816

March 11, 2010		WRITER’S E-MAIL ADDRESS djohnson@omm.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Conexant Systems, Inc. Schedule TO Filed March 3, 2010 File No. 005-56315
Dear Mr. Hindin:
     On behalf of Conexant Systems, Inc. (the “Company”), this letter is submitted in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 10, 2010 (the “Letter”) regarding the Company’s filing referenced above. Our response to each specific comment is set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold and italics prior to the response to such comment. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated. We have filed Amendment No. 1 to Schedule TO (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments.
Schedule TO
1.	Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A and has also provided in the Schedule TO, as opposed to the Offer to Purchase, the information required by Item 1010(a)(3). Please also provide in the Offer to Purchase the information required by Item 1010(c)(1) through (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3). In addition, while we note that the Company has provided in the Schedule TO itself the disclosure required by Item 1010(a)(3), as opposed to having incorporated such information by reference, it does not appear such

March 11, 2010 — Page 2
information has been provided in the Offer to Purchase disseminated to security holders in accordance with Exchange Act Rule 13e-4(e)(1).
Response: The Company advises the Staff that the Financing Condition has been satisfied as of March 10, 2010. As a result, the Company respectfully submits that pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements are not considered material since (a) the consideration offered in the Offer consists solely of cash, (b) the Offer is no longer subject to a Financing Condition, and (c) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. Therefore, the Company respectfully submits that Items 1010(c)(1) through (6) of Regulation M-A and Item 1010(a)(3) of Regulation M-A are inapplicable.
The Company has disseminated the disclosure of the satisfaction of the Financing Condition by issuing a press release on March 10, 2010 announcing the closing of the Financing Transaction and the filing today of Amendment No. 1 which contains the following disclosure:
•	The section titled “Terms of the Offer—Conditions to the Offer” on page 14 of the Offer to Purchase is hereby amended and supplemented by the following information:
The Financing Condition has been satisfied as of March 10, 2010. In satisfaction of the Financing Condition, on March 10, 2010, the Company issued (i) $175,000,000 aggregate principal amount of 11.25% Senior Secured Notes due 2015, resulting in net proceeds to the Company of approximately $167.8 million, after deducting initial purchaser’s discounts and our estimated offering expenses, and (ii) 16,100,000 shares of common stock, including the underwriters’ exercise of their over-allotment option in full, resulting in net proceeds to the Company of approximately $60.4 million based on the public offering price of $4.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses. The terms and conditions of the New Notes and related matters are set forth in the Indenture, dated as of March 10, 2010, among the Company, the subsidiary guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee. The Offer remains subject to the satisfaction of the General Conditions described below.
Offer to Purchase
Table of Contents, page iv
2.	We refer you to the first paragraph following the table of contents and the third paragraph on page 22. The disclosure here states that the Offer is not being made to, nor will Notes be accepted for purchase from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all Holders be permitted to participate in the Offer. This includes Holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude Holders in a U.S. state where the Company is prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding Holders not encompassed within Rule 14d-10(b)(2).

March 11, 2010 — Page 3
Response: The Company advises the Staff that it is referring to a U.S. state and not a non-US jurisdiction in its disclosure. The Company has clarified this point in Amendment No. 1 as follows:
•	The second sentence of the second paragraph from the bottom on page i of the Offer to Purchase under the caption “Important Notice,” is hereby amended and restated as follows:
In those U.S. states where the securities laws, “Blue Sky” laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such U.S. state.
•	The first paragraph on page iv of the Offer to Purchase under the “Table of Contents” is hereby amended and restated as follows:
THE OFFER IS NOT BEING MADE TO, NOR WILL NOTES BE ACCEPTED FOR PURCHASE FROM OR ON BEHALF OF, HOLDERS IN ANY U.S. STATE IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH U.S. STATE.
•	The second paragraph under the section titled “Miscellaneous” on page 22 of the Offer to Purchase is hereby amended and restated as follows:
The Offer is being made to all Holders of Notes. We are not aware of any U.S. state in which the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If we become aware of any U.S. state where the making of the Offer is so prohibited, we will make a good faith effort to comply with any such statute. If, after such good faith effort, we cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders in such U.S. state.
May the Offer be extended, amended or terminated and under what circumstances? page 2
3.	We refer you to the third bullet point in this section which suggests the Company may terminate the Offer “for any other reason in our sole discretion.” Such a statement implies that the Company may conduct an illusory offer in potential contravention of Exchange Act Section 14(e). Please delete this statement. Please make corresponding revisions to page 15.
Response: In response to the Staff’s comment, the Company has filed Amendment No. 1 to delete this statement in the relevant places. Amendment No. 1 contains the following disclosure:
•	The third bullet of the answer to the question “May the Offer be extended, amended or terminated and under what circumstances?” on page 2 of the Offer to Purchase, of the section titled “Summary of the Offer—Questions and Answers About the Offer” is hereby amended and restated as follows:
We may terminate the Offer if the Financing Condition is not satisfied or if the General Conditions set forth below are not satisfied. The Financing Condition has been satisfied as of March 10, 2010.

March 11, 2010 — Page 4
•	The first sentence of the second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 15 of the Offer to Purchase is hereby deleted in its entirety.

•	The second sentence of the second paragraph under the section titled “Terms of the Offer—Extension, Waiver, Amendment and Termination” on page 15 of the Offer to Purchase is hereby amended by deleting the words “or the Financing Condition” and “, in our sole discretion.”
Conditions of the Offer, page 14
4.	We note the disclosure in the last paragraph of this section regarding the Company’s commitment to promptly disclose that the Financing Condition has been satisfied, disseminate additional tender offer materials and extend the Offer to the extent required by Exchange Act Rule 13e-4(d)(2) and Rule 13e-4(e)(3). Please confirm in your response letter that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987). Please also confirm whether the additional tender offer materials will contain the disclosure required by Item 1007 of Regulation M-A.
Response: As stated in the Company’s response to Comment 1 above, the Financing Condition has been satisfied as of March 10, 2010 and the Company has disseminated the disclosure of the satisfaction of the Financing Condition by issuing a press release on March 10, 2010 announcing the closing of the Financing Transaction and the filing today of Amendment No. 1 with the disclosure stated in the Company’s response to Comment 1 above. The Company hereby confirms to the Staff that there remains at least five business days in the Offer and that Amendment No. 1 contains the disclosure required by Item 1007 of Regulation M-A under “Item 7. Source and Amount of Funds or Other Consideration” as follows:
•	The section titled “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented by the information set forth under Item 2.03 of the Company’s Current Report on Form 8-K filed on March 11, 2010 and incorporated herein by reference.
Conditions to the Offer, page 14
5.	The Company states in the first paragraph that it will not be obligated to accept for payment validly tendered Notes pursuant to the Offer and may terminate the Offer if, in the Company’s reasonable judgment, any of the conditions described on pages 14 and 15 shall have occurred and be continuing on or after the date the Offer was commenced and before the Expiration Time. As the bidder, the Company has the right to waive any listed Offer condition. However, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to Holders. Please confirm the Company’s understanding on both points in your response letter.
Response: The Company confirms to the Staff that it understands both points in the Staff’s comment above.

March 11, 2010 — Page 5
6.	We note the language in the second to last paragraph of this section, to the effect that “[i]f we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right.” If an event triggers a listed Offer condition, and the Company determines to proceed with the Offer anyway, it has waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Company should inform Holders how it intends to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.
Response: The Company confirms to the Staff its understanding of the Staff’s comment above.
7.	We note language in the last sentence of the first whole paragraph following the bullet points on page 15 that any determination made by the Company concerning any event, development or circumstance described or referred to in preceding paragraphs will be final and binding on all parties. Please revise to state that security holders may challenge the Company’s determinations in a court of competent jurisdiction. Please make corresponding revisions to those sections of the Offer to Purchase containing similar language.
Response: In response to the Staff’s comment, the Company has filed Amendment No. 1 to revise the statement as follows:
•	The first sentence of the third paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby amended and restated as follows:
Any determination made by us concerning an event, development or circumstance described or referred to above, may be challenged by Holders in a court of competent jurisdiction.
8.	In the same paragraph, disclosure indicates that the Company will give oral or written notice of any amendment, non-acceptance, termination or waiver to the Information Agent as promptly as practicable, followed by a timely press release. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rule 13e-4(d)(2) and (e)(3). Please make corresponding revisions to those sections of the Offer to Purchase containing similar language.
Response: In response to the Staff’s comment, the Company has filed Amendment No. 1 to revise the statement as follows:
•	The last sentence of the third paragraph under the section titled “Terms of the Offer—Conditions to the Offer” on page 15 of the Offer to Purchase is hereby amended and restated as follows:
We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Information Agent and issue a press release promptly.
* * *

March 11, 2010 — Page 6
The Company has authorized us to advise the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request the Staff contact me at (310) 246-6816 or John-Paul Motley at (213) 430-6100 with any questions or comments regarding this letter.

Sincerely,
/s/ David J. Johnson, Jr.
David J. Johnson, Jr.
of O’MELVENY & MYERS LLP

cc:	Mark D. Peterson, Conexant Systems, Inc. Andor D. Terner, O’Melveny & Myers LLP John-Paul Motley, O’Melveny & Myers LLP